QEP MIDSTREAM PARTNERS, LP

1050 17th Street, Suite 500

Denver, Colorado 80265

August 6, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn:	Mara L. Ransom
Division of Corporation Finance

Re:	QEP Midstream Partners, LP
Registration Statement on Form S-1
File No. 333-188487

Dear Ms. Ransom:

On behalf of QEP Midstream Partners, LP (the “Partnership”) and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated to 4:00 p.m., Washington, D.C. time, on August 8, 2013, or as soon as practicable thereafter.

The Partnership hereby acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Partnership may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

QEP MIDSTREAM PARTNERS, LP

By:	QEP Midstream Partners GP, LLC, its general partner

By:	/s/ Richard J. Doleshek
Richard J. Doleshek Executive Vice President and Chief Financial Officer

Cc:	Jacqueline Kaufman, Securities and Exchange Commission
Sondra Snyder, Securities and Exchange Commission
Jennifer Thompson, Securities and Exchange Commission
Sean T. Wheeler, Latham & Watkins LLP
Jeffery K. Malonson, Vinson & Elkins LLP
Douglas E. McWilliams, Vinson & Elkins LLP